

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

> **Re: TMT Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 9, 2022**
> **File No. 333-259879**

Dear Mr. Gong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed May 9, 2022

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

<u>Summary, page 1</u>

2.   In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

3.   Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

<u>Risk Factors, page 27</u>

4.   Given the Chinese government's significant oversight and discretion over the conduct of your directors' and officers' search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

5.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

<u>Enforceability of Civil Liabilities, page 129</u>

6.   Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more

specifically the limitations on investors being able to effect service of process and enforce civil liabilities in china, lack of reciprocity, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.